Fiscal 2021 Second Quarter and Half Year Ended 30 September 2020

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as debt restructuring and acquisition costs, asset impairments, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with US GAAP. These non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 10 November 2020, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	1

GROUP RESULTS

James Hardie Industries plc
Results for the 2nd Quarter and Half Year Ended 30 September

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	Change %	HY FY21	HY FY20	Change %
Volume (mmsf)	1,041.8	960.2	8	1,953.7	1,917.4	2

Net sales	$736.8	$660.1	12	$1,363.1	$1,316.9	4
Cost of goods sold	(467.6)	(420.0)	(11)	(874.4)	(843.7)	(4)
Gross profit	269.2	240.1	12	488.7	473.2	3

Selling, general and administrative expenses	(98.0)	(98.1)	—	(185.6)	(199.6)	7
Research and development expenses	(8.4)	(8.2)	(2)	(15.7)	(15.8)	1
Restructuring expenses	—	—		(11.1)	—
Asbestos adjustments	(16.3)	18.8		(80.0)	27.3
EBIT	146.5	152.6	(4)	196.3	285.1	(31)

Interest, net	(12.7)	(14.2)	11	(25.3)	(27.9)	9
Other (expense) income	(0.2)	0.1		—	(0.1)
Operating profit before income taxes	133.6	138.5	(4)	171.0	257.1	(33)
Income tax expense	(46.8)	(35.4)	(32)	(74.8)	(67.5)	(11)
Net operating profit	$86.8	$103.1	(16)	$96.2	$189.6	(49)

Earnings per share - basic (US cents)	20	23		22	43
Earnings per share - diluted (US cents)	20	23		22	43

Net sales for the quarter of US$736.8 million increased 12% compared to the prior corresponding period, driven by higher net sales in all of our segments. For the half year, net sales increased 4% to US$1,363.1 million, driven by higher net sales in the North America Fiber Cement segment, partially offset by lower USD net sales in the Asia Pacific Fiber Cement segment.

Gross profit of US$269.2 million and US$488.7 million for the quarter and half year increased 12% and 3%, respectively, compared to the prior corresponding periods, primarily driven by higher gross profit in the North America Fiber Cement segment.

Selling, general and administrative (“SG&A”) expenses for the quarter and half year were flat and decreased 7%, respectively, compared to the prior corresponding periods. These changes were primarily driven by global cost containment actions, partially offset by higher stock compensation expenses.
Research and development expenses ("R&D") for the quarter and half year were comparable to the prior corresponding periods.
Restructuring expenses for the half year consist solely of severance costs incurred in the first quarter related to a reduction in headcount across all regions in order to strategically realign our resources and better match supply and demand.

Interest, net for the quarter and half year decreased compared to the prior corresponding periods, primarily due to a lower average outstanding balance on our revolving credit facility.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	Change	HY FY21	HY FY20	Change
Volume (mmsf)	686.7	620.9	11%	1,296.4	1,233.6	5%
Average net sales price per unit (per msf)	US$742	US$733	1%	US$739	US$732	1%

Fiber cement net sales	515.0	459.6	12%	966.8	911.9	6%
Gross profit			10%			6%
Gross margin (%)			(0.7 pts)			0.1 pts
EBIT	148.6	124.7	19%	277.0	238.2	16%
EBIT margin (%)	28.9	27.1	1.8 pts	28.7	26.1	2.6 pts
Restructuring expenses	—	—		2.5	—
Adjusted EBIT excluding restructuring expenses	148.6	124.7	19%	279.5	238.2	17%
Adjusted EBIT margin (%) excluding restructuring expenses	28.9	27.1	1.8 pts	28.9	26.1	2.8 pts

Q2 FY21 vs Q2 FY20

Net sales increased 12%, driven by strong exteriors volume growth of 11% and interiors volume growth of 7%. The increase in average net sales price primarily reflects the annual change in our strategic pricing effective April 2020, partially offset by product, market segment and geographic mix.

The slight decrease in gross margin is attributed to the following components:

Higher average net sales price	0.8 pts
Higher production and distribution costs	(1.5 pts)
Total percentage point change in gross margin	(0.7 pts)

Higher production and distribution costs resulted from unfavorable freight costs, offset by lower pulp costs and lean manufacturing savings.

SG&A expenses decreased, driven by cost containment actions taken in the period, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 2.4 percentage points.

EBIT margin of 28.9% increased 1.8 percentage points, driven by a decrease in SG&A expenses as a percentage of sales, partially offset by lower gross margin.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	3

OPERATING RESULTS

HY FY21 vs HY FY20

Net sales increased 6%, driven by exteriors volume growth. Total volumes were unfavorably impacted as the market adjusted to the headwinds created by the COVID-19 pandemic in the first quarter. The increase in average net sales price primarily reflects the annual change in our strategic pricing effective April 2020, partially offset by product, market segment and geographic mix.

The change in gross margin was relatively flat and is comprised of the following components:

Higher average net sales price	0.6 pts
Higher production and distribution costs	(0.5 pts)
Total percentage point change in gross margin	0.1 pts

The benefit of the higher average net sales price was negated by higher production and distribution costs resulting from the unfavorable absorption of manufacturing costs on lower production volumes in the first quarter due to the COVID-19 pandemic, offset by lower pulp costs and lean manufacturing savings.

SG&A expenses decreased, driven by cost containment actions taken in the period, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 2.6 percentage points.

Restructuring expenses of US$2.5 million consist solely of severance costs related to our decision to close our Summerville, South Carolina manufacturing plant as announced on 5 May 2020, and a reduction in headcount across the region in order to strategically realign our resources.

EBIT margin of 28.7% increased 2.6 percentage points, driven by a decrease in SG&A expenses as a percentage of sales, partially offset by restructuring expenses.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	4

OPERATING RESULTS

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	Change	HY FY21	HY FY20	Change
Volume (mmsf)	145.2	142.8	2%	255.2	277.2	(8%)
Average net sales price per unit (per msf)	US$757	US$700	8%	US$748	US$706	6%

Fiber cement net sales	122.1	112.6	8%	213.4	220.6	(3%)
Gross profit			20%			2%
Gross margin (%)			3.8 pts			1.8 pts
EBIT	38.7	27.0	43%	57.6	51.8	11%
EBIT margin (%)	31.7	24.0	7.7 pts	27.0	23.5	3.5 pts
Restructuring expenses	—	—		3.4	—
Adjusted EBIT excluding restructuring expenses	38.7	27.0	43%	61.0	51.8	18%
Adjusted EBIT margin (%) excluding restructuring expenses	31.7	24.0	7.7 pts	28.6	23.5	5.1 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	Change	HY FY21	HY FY20	Change
Volume (mmsf)	145.2	142.8	2%	255.2	277.2	(8%)
Average net sales price per unit (per msf)	A$1,058	A$1,022	4%	A$1,084	A$1,020	6%

Fiber cement net sales	170.6	164.2	4%	309.3	318.6	(3%)
Gross profit			15%			2%
Gross margin (%)			3.8 pts			1.8 pts
EBIT	54.1	39.5	37%	82.8	74.9	11%
EBIT margin (%)	31.7	24.0	7.7 pts	27.0	23.5	3.5 pts
Restructuring expenses	—	—		4.9	—
Adjusted EBIT excluding restructuring expenses	54.1	39.5	37%	87.7	74.9	17%
Adjusted EBIT margin (%) excluding restructuring expenses	31.7	24.0	7.7 pts	28.6	23.5	5.1 pts

Q2 FY21 vs Q2 FY20 (A$)

Net sales were favorably impacted by a higher average net sales price and higher volumes in the Australia and New Zealand regions. The volume increases reflect strong growth above market. The 4% increase in the average net sales price was primarily driven by geographic mix due to a higher proportion of sales in Australia and New Zealand, which have a higher average net selling price, coupled with our annual strategic price increase in the first quarter.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	5

OPERATING RESULTS

The increase in gross margin can be attributed to the following components:

Higher average net sales price	2.0 pts
Lower production and distribution costs	1.8 pts
Total percentage point change in gross margin	3.8 pts

Lower production and distribution costs resulted from favorable Australian plant performance and lower pulp costs.

SG&A expenses decreased due to cost containment actions taken, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 3.7 percentage points.

The EBIT margin increase of 7.7 percentage points to 31.7% is attributable to the increase in the gross margin and lower SG&A expenses as a percentage of sales.

HY FY21 vs HY FY20 (A$)

Net sales decreased 3% while volumes decreased 8%, as the region was unfavorably impacted by the COVID-19 government enforced lockdowns in the Philippines and New Zealand during the first quarter.

The 6% increase in average net sales price was driven by geographic mix due to a higher proportion of sales in Australia, which has a higher average net selling price, coupled with our strategic price increase.

The increase in gross margin can be attributed to the following components:

Higher average net sales price	3.5 pts
Higher production and distribution costs	(1.7 pts)
Total percentage point change in gross margin	1.8 pts

The increase was driven by the improvement in the current quarter as described above, partially offset by the unfavorable absorption of manufacturing costs on lower production volumes due to the idled facilities in the Philippines and New Zealand in the first quarter.

SG&A expenses decreased, primarily driven by cost containment actions taken in the year, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 3.1 percentage points.

Restructuring expenses of A$4.9 million consist solely of severance costs, primarily associated with our strategic decision to cease manufacturing products in New Zealand and move to an import model to serve the market, and a reduction in headcount across the region in order to strategically realign our resources.

EBIT margin of 27.0%, represents an increase of 3.5 percentage points, primarily driven by higher gross margin and lower SG&A expenses as a percentage of sales, partially offset by restructuring expenses.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	6

OPERATING RESULTS

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	Change	HY FY21	HY FY20	Change
Volume (mmsf)	209.9	196.5	7%	402.1	406.6	(1%)
Average net sales price per unit (per msf)	US$373	US$340	10%	US$353	US$347	2%

Fiber cement net sales	15.0	12.4	21%	25.1	24.9	1%
Fiber gypsum net sales[1]	84.7	75.5	12%	157.8	158.9	(1%)
Net sales	99.7	87.9	13%	182.9	183.8	—%
Gross profit			13%			(13%)
Gross margin (%)			(0.1 pts)			(4.0 pts)
EBIT	11.1	5.8	91%	8.4	13.7	(39%)
EBIT margin (%)	11.1	6.6	4.5 pts	4.6	7.5	(2.9 pts)
Restructuring expenses	—	—		5.1	—
Adjusted EBIT excluding restructuring expenses	11.1	5.8	91%	13.5	13.7	(1%)
Adjusted EBIT margin (%) excluding restructuring expenses	11.1	6.6	4.5 pts	7.4	7.5	(0.1 pts)

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	Change	HY FY21	HY FY20	Change
Volume (mmsf)	209.9	196.5	7%	402.1	406.6	(1%)
Average net sales price per unit (per msf)	€319	€306	4%	€310	€310	—%

Fiber cement net sales	12.8	11.2	14%	21.8	22.3	(2%)
Fiber gypsum net sales[1]	72.5	67.8	7%	138.9	142.1	(2%)
Net sales	85.3	79.0	8%	160.7	164.4	(2%)
Gross profit			8%			(15%)
Gross margin (%)			(0.1 pts)			(4.0 pts)
EBIT	9.4	5.2	81%	6.9	12.3	(44%)
EBIT margin (%)	11.1	6.6	4.5 pts	4.6	7.5	(2.9 pts)
Restructuring expenses	—	—		4.5	—
Adjusted EBIT excluding restructuring expenses	9.4	5.2	81%	11.4	12.3	(7%)
Adjusted EBIT margin (%) excluding restructuring expenses	11.1	6.6	4.5 pts	7.4	7.5	(0.1 pts)

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	7

OPERATING RESULTS

Q2 FY21 vs Q2 FY20 (€)

Net sales increased 8%, driven by an increase in fiber cement and fiber gypsum net sales of 14% and 7%, respectively. The average net sales price increased 4%, primarily driven by favorable product mix.

The change in gross margin was relatively flat and is comprised of the following components:

Higher average net sales price	2.2 pts
Higher production and distribution costs	(2.3 pts)
Total percentage point change in gross margin	(0.1 pts)

The benefit of the higher average net sales price was negated by higher production and distribution costs resulting from higher input costs.

SG&A expenses decreased due to cost containment actions taken in the period, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 4.7 percentage points.

EBIT margin of 11.1% increased 4.5 percentage points, driven by lower SG&A expenses as a percentage of sales.

HY FY21 vs HY FY20 (€)

Net sales decreased 2%, resulting from slightly lower volumes and a relatively flat average net sales price.

The decrease in gross margin is attributed to the following components:

Average net sales price	— pts
Higher production and distribution costs	(4.0 pts)
Total percentage point change in gross margin	(4.0 pts)

Higher production and distribution costs resulted from the unfavorable absorption of manufacturing costs on lower production volumes in the first quarter, including the impact of the COVID-19 related closures of our manufacturing plants in Orejo, Spain and Siglingen, Germany.

SG&A expenses decreased due to cost containment actions taken in the period, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 4.0 percentage points.

Restructuring expenses of €4.5 million consist solely of severance costs, primarily associated with costs related to the reduction of headcount across the region to strategically realign our resources.

EBIT margin of 4.6% decreased 2.9 percentage points, driven by lower gross margin and the impact of restructuring expenses, partially offset by lower SG&A expenses as a percentage of sales.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	8

OPERATING RESULTS

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	Change %	HY FY21	HY FY20	Change %
General Corporate SG&A expenses	$(28.9)	$(15.9)	(82)	$(53.6)	$(31.9)	(68)
Asbestos:
Asbestos adjustments	(16.3)	18.8		(80.0)	27.3
AICF SG&A expenses[1]	(0.3)	(0.4)	25	(0.6)	(0.8)	25
General Corporate EBIT	$(45.5)	$2.5		$(134.2)	$(5.4)

[1]Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF

General Corporate SG&A expenses for the quarter increased US$13.0 million compared to the prior corresponding period, driven by higher stock compensation expenses and legal fees.

General Corporate SG&A expenses for the half year increased US$21.7 million compared to the prior corresponding period, driven by higher stock compensation expenses due to the increase in our stock price, as well as higher legal fees.

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

Readers are referred to Note 6 of our 30 September 2020 condensed consolidated financial statements for further information on asbestos.

Interest, net

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	Change %	HY FY21	HY FY20	Change %
Gross interest expense	$(15.4)	$(17.4)	11	$(30.5)	$(33.9)	10
Capitalized interest	2.5	2.4	4	4.9	4.4	11
Interest income	0.1	0.4	(75)	0.1	1.0	(90)
Net AICF interest income	0.1	0.4	(75)	0.2	0.6	(67)
Interest, net	$(12.7)	$(14.2)	11	$(25.3)	$(27.9)	9

The Company's debt structure remains unchanged, and gross interest expense for the quarter and half year decreased US$2.0 million and US$3.4 million, respectively, compared to the prior corresponding periods, primarily due to a lower average outstanding balance on our revolving credit facility.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	9

OPERATING RESULTS

Income Tax

	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	HY FY21	HY FY20
Income tax expense (US$ Millions)	(46.8)	(35.4)	(74.8)	(67.5)
Effective tax rate (%)	35.0	25.6	43.7	26.3

Adjusted income tax expense[1] (US$ Millions)	(29.6)	(21.1)	(52.7)	(41.2)
Adjusted effective tax rate[1] (%)	19.7	17.6	20.1	17.9

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate for the quarter and half year increased 9.4 and 17.4 percentage points, respectively, compared to the prior corresponding periods, primarily due to a change in geographic mix and Asbestos adjustments.

The Adjusted effective tax rate for the quarter and half year increased 2.1 and 2.2 percentage points, respectively, compared to the prior corresponding periods, primarily due to a change in geographic mix.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	10

OPERATING RESULTS

Net Operating Profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	Change %	HY FY21	HY FY20	Change %
EBIT
North America Fiber Cement[1]	$148.6	$124.7	19	$279.5	$238.2	17
Asia Pacific Fiber Cement[1]	38.7	27.0	43	61.0	51.8	18
Europe Building Products[1]	11.1	5.8	91	13.5	13.7	(1)
Other Businesses	—	(0.5)		—	(0.1)
Research and Development[1]	(6.4)	(6.9)	7	(12.4)	(13.1)	5
General Corporate[2]	(28.9)	(15.9)	(82)	(53.6)	(31.9)	(68)
Adjusted EBIT	163.1	134.2	22	288.0	258.6	11

Net operating profit
Adjusted interest, net[2]	(12.8)	(14.6)	12	(25.5)	(28.5)	11
Other (expense) income	(0.2)	0.1		—	(0.1)
Adjusted income tax expense[3]	(29.6)	(21.1)	(40)	(52.7)	(41.2)	(28)
Adjusted net operating profit	$120.5	$98.6	22	$209.8	$188.8	11

[1]Excludes restructuring expenses
[2]Excludes Asbestos-related expenses and adjustments
[3]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Adjusted net operating profit for the quarter of US$120.5 million increased 22% compared to the prior corresponding period, driven by strong performance in all operating segments, partially offset by higher adjusted income tax expense and an increase in General Corporate SG&A expenses of US$13.0 million.

Adjusted net operating profit for the half year of US$209.8 million increased 11% compared to the prior corresponding period, driven by strong North America Fiber Cement and Asia Pacific Adjusted EBIT growth of US$41.3 million and US$9.2 million, respectively, partially offset by an increase in General Corporate SG&A expenses of US$21.7 million and higher adjusted income tax expense.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	11

OTHER INFORMATION

1

COVID-19

James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, as well as its impact on the new construction and repair and remodel building markets. The COVID-19 pandemic remains volatile and continues to evolve, and the full impact of the pandemic on James Hardie’s business and future financial performance remains uncertain.

Cash Flow

Operating Activities
Cash provided by operating activities increased 66% (US$165.0 million), from US$251.8 million to US$416.8 million, compared to the prior corresponding period. The strong operating cash performance was primarily driven by our increased net sales globally and the continued integration of our supply chain with our customers, including an improved cash conversion cycle. For the half year ended 30 September 2020, we generated US$83.7 million of cash related to a reduction in inventory and US$17.8 million of cash due to improvements in accounts receivable and accounts payable balances. In addition, we received a US$64.8 million CARES Act tax refund in the first half.

Investing Activities
Cash used in investing activities decreased US$152.4 million to US$25.4 million, compared to the prior corresponding period. The change was primarily due to a decrease in purchases in property, plant and equipment of US$78.7 million, and higher net purchases of AICF's short-term investments of US$81.2 million in the prior year.

Financing Activities
Cash used in financing activities increased US$76.3 million to US$130.4 million, compared to the prior corresponding period. The change was driven by higher net proceeds from our credit facilities in the prior year of US$190.0 million, partially offset by dividends paid of US$113.9 million in the prior year, compared to nil in the current year.

Capacity Expansion

We expect our fiscal year 2021 planned capital expenditures to be approximately US$120.0 million. The construction of our expansion projects remain on track, with our Carole Park, Australia brownfield expansion and Prattville, Alabama greenfield site expected to be commissioned in the third and fourth quarter of fiscal year 2021, respectively.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	12

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position increased 170% (US$246.2 million), from US$144.4 million at 31 March 2020 to US$390.6 million at 30 September 2020.

At 30 September 2020, we held two forms of debt: an unsecured revolving credit facility and senior unsecured notes. The weighted average term of all debt, including undrawn facilities, was 4.8 years and 5.3 years at 30 September 2020 and 31 March 2020, respectively.

At 30 September 2020, we had no amounts drawn from our US$500.0 million unsecured revolving facility, compared to US$130.0 million at 31 March 2020. The unsecured revolving credit facility's expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flows from operations and credit facilities.

Capital Management

We periodically review our capital structure and capital allocation objectives and expect the following capital management focus in the short term:

•Maintain flexibility through market volatility;
•Invest in capacity expansion to support organic growth;
•Invest in market led innovation to drive organic growth;
•Reduce gross debt by US$400 million by the end of FY21; and
•Reinstate dividends beginning with a full year FY21 ordinary dividend to be announced in May 2021.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	13

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our condensed consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our condensed consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	14

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•Adjusted EBIT;
•North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses;
•Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses;
•Europe Building Products Segment Adjusted EBIT excluding restructuring expenses;
•Research and Development Segment Adjusted EBIT excluding restructuring expenses;
•Adjusted EBIT margin;
•North America Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses;
•Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses;
•Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses;
•Adjusted interest, net;
•Adjusted net operating profit;
•Adjusted operating profit before income taxes;
•Adjusted income tax expense; and
•Adjusted effective tax rate.

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement

AICF – Asbestos Injuries Compensation Fund Ltd

Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege generic defects in certain fiber cement products and systems, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems

New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	15

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	HY FY21	HY FY20
EBIT	$146.5	$152.6	$196.3	$285.1
Asbestos:
Asbestos adjustments	16.3	(18.8)	80.0	(27.3)
AICF SG&A expenses	0.3	0.4	0.6	0.8
Restructuring expenses	—	—	11.1	—
Adjusted EBIT	$163.1	$134.2	$288.0	$258.6
Net sales	736.8	660.1	1,363.1	1,316.9
Adjusted EBIT margin	22.1%	20.3%	21.1%	19.6%

North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	HY FY21	HY FY20
North America Fiber Cement Segment EBIT	$148.6	$124.7	$277.0	$238.2

Restructuring expenses	—	—	2.5	—
North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses	$148.6	$124.7	$279.5	$238.2
North America Fiber Cement segment net sales	515.0	459.6	966.8	911.9
North America Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses	28.9%	27.1%	28.9%	26.1%

Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	HY FY21	HY FY20
Asia Pacific Fiber Cement Segment EBIT	$38.7	$27.0	$57.6	$51.8

Restructuring expenses	—	—	3.4	—
Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses	$38.7	$27.0	$61.0	$51.8
Asia Pacific Fiber Cement segment net sales	122.1	112.6	213.4	220.6
Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses	31.7%	24.0%	28.6%	23.5%

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	16

NON-US GAAP FINANCIAL MEASURES

Europe Building Products Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	HY FY21	HY FY20
Europe Building Products Segment EBIT	$11.1	$5.8	$8.4	$13.7

Restructuring expenses	—	—	5.1	—
Europe Building Products Segment Adjusted EBIT excluding restructuring expenses	11.1	5.8	13.5	13.7
Europe Building Products segment net sales	99.7	87.9	182.9	183.8
Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses	11.1%	6.6%	7.4%	7.5%

Research and Development Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	HY FY21	HY FY20
Research and Development Segment EBIT	$(6.4)	$(6.9)	$(12.5)	$(13.1)

Restructuring expenses	—	—	0.1	—
Research and Development Segment Adjusted EBIT excluding restructuring expenses	$(6.4)	$(6.9)	$(12.4)	(13.1)

Adjusted interest, net

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	HY FY21	HY FY20
Interest, net	$(12.7)	$(14.2)	$(25.3)	$(27.9)

AICF interest income, net	0.1	0.4	0.2	0.6
Adjusted interest, net	$(12.8)	$(14.6)	$(25.5)	$(28.5)

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	17

NON-US GAAP FINANCIAL MEASURES

Adjusted net operating profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	HY FY21	HY FY20
Net operating profit	$86.8	$103.1	$96.2	$189.6
Asbestos:
Asbestos adjustments	16.3	(18.8)	80.0	(27.3)
AICF SG&A expenses	0.3	0.4	0.6	0.8
AICF interest income, net	(0.1)	(0.4)	(0.2)	(0.6)
Restructuring expenses	—	—	11.1	—
Tax adjustments[1]	17.2	14.3	22.1	26.3
Adjusted net operating profit	$120.5	$98.6	$209.8	$188.8

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted effective tax rate

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY21	Q2 FY20	HY FY21	HY FY20
Operating profit before income taxes	$133.6	$138.5	$171.0	$257.1
Asbestos:
Asbestos adjustments	16.3	(18.8)	80.0	(27.3)
AICF SG&A expenses	0.3	0.4	0.6	0.8
AICF interest income, net	(0.1)	(0.4)	(0.2)	(0.6)
Restructuring expenses	—	—	11.1	—
Adjusted operating profit before income taxes	$150.1	$119.7	$262.5	$230.0

Income tax expense	(46.8)	(35.4)	(74.8)	(67.5)
Tax adjustments[1]	17.2	14.3	22.1	26.3
Adjusted income tax expense	$(29.6)	$(21.1)	$(52.7)	$(41.2)
Effective tax rate	35.0%	25.6%	43.7%	26.3%
Adjusted effective tax rate	19.7%	17.6%	20.1%	17.9%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	18

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2020, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2021	19